Exhibit 99.1

Lion Group Holding Limited Announces Strategic Exchange of SUI (Sui) Assets to HYPE (Hyperliquid) through BitGo

Singapore, September 11, 2025 /PRNewswire/ — Lion Group Holding Ltd. (NASDAQ: LGHL) (“LGHL” or the “Company”), a leading operator of an all-in-one trading platform, today announced the completion of a strategic transaction involving the conversion of its entire SUI (Sui) holdings into HYPE (Hyperliquid). The exchange was executed through BitGo Trust Company, Inc., and represents a significant milestone in the Company’s broader plan to reposition the entirety of its digital assets treasury to HYPE.

Treasury holdings as of September 10, 2025:

●	Hyperliquid (HYPE): 194,726 tokens

●	Solana (SOL): 6,707 tokens

LGHL intends to continue reallocating its SOL holdings into HYPE, reinforcing its conviction in Hyperliquid’s long-term growth and expanding the Company’s direct participation in the ecosystem.

“Hyperliquid represents the future of on-chain markets, combining the transparency of decentralized finance with the efficiency and depth of a global derivatives exchange,” said Wilson Wang, CEO of Lion Group Holding Ltd. “Our move into HYPE reflects both a conviction in its long-term growth and a natural extension of LGHL’s trading platform strategy, enabling us to participate directly in the ecosystems that are redefining global market structure.”

About Lion Group Holding Limited

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) Over-the-counter (OTC) stock options trading, and (iv) futures and securities brokerage. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally; proposed crypto asset management operations; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contact Information
Lion Group Holding Ltd.

Tel: +65 8877 3871

Email: ir@liongrouphl.com